UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

J. Alexander’s Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46609J 106

(CUSIP Number)

Timothy T. Janszen, Chief Executive Officer

Newport Global Advisors LP

21 Waterway Avenue, Suite 150

The Woodlands, Texas 77380

713.559.7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46609J 106

1	Name of Reporting Persons Newport Global Opportunities Fund I-A LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 1,627,991 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 1,627,991 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,627,991 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.85% (1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on 15,000,235 shares of common stock outstanding as of November 9, 2015.

CUSIP No. 46609J 106

1	Name of Reporting Persons Timothy T. Janszen
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 1,627,991 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 1,627,991 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,627,991 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.85% (1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on 15,000,235 shares of common stock outstanding as of November 9, 2015.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of J. Alexander’s Holdings, Inc., a Tennessee corporation (“JAX” or the “Issuer”), having its principal executive offices at 3401 West End Avenue, Suite 260, Nashville, Tennessee 37203.

Item 2.	Identity and Background.

This statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i) Newport Global Opportunities Fund I-A LP, a Delaware limited partnership (“Newport Global”); and

(ii) Timothy T. Janszen, a United States citizen.

Each person or entity listed in this Item 2 is referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

The address of the principal business office of the Reporting Persons is c/o Newport Global Advisors LP, 21 Waterway Avenue, Suite 150, The Woodlands, Texas 77380.

Newport Global Advisors LP is the investment advisor of Newport Global. Mr. Janszen is the Chief Executive Officer of Newport Global Advisors LLC, which in turn is the general partner of Newport Global Advisors LP.

The principal business of Newport Global is to manage distressed assets and to engage in any lawful act or activity for which limited partnerships may be organized and to engage in any and all activities necessary or incidental thereto.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 7, 2016, Newport Global entered into a Contribution Agreement, by and among Newport Global Opportunities Fund LP, Newport Global Opportunities Fund AIV-A LP (the “Existing Newport Fund”) and Newport Global, pursuant to which, among other things, the Existing Newport Fund agreed to contribute 1,627,991 shares of Common Stock (the “Shares”) in exchange for partnership interests in Newport Global (the “Transfer”). No part of the purchase price of the Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 is hereby incorporated by reference into this Item 4.

Following the consummation of the Transfer, the Reporting Persons beneficially own an aggregate of 1,627,991 Shares of Common Stock. The Shares of Common Stock beneficially owned by the Reporting Persons represent, in the aggregate, approximately 10.85% of the outstanding Shares of Common Stock. See “Item 5. Interest in Securities of the Issuer.”

The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer’s Common Stock held by such stockholders.

The Reporting Persons may seek information from management and the Issuer’s board of directors, and may engage in further discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4.

As of the date of this filing, Mr. Janszen serves as a director on the Issuer’s board of directors until the 2016 annual meeting of stockholders of the Issuer. In his capacity as a director of the Issuer, Mr. Janszen may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives. Newport Global will not have any contractual rights to designate nominees for election to the Issuer’s board of directors.

Except as set forth in this Statement, the Reporting Persons have no other present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

The Reporting Persons beneficially own an aggregate of 1,627,991 Shares of Common Stock. The Shares of Common Stock beneficially owned by Reporting Persons represent, in the aggregate, approximately 10.85% of the outstanding Shares of Common Stock. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 15,000,235 Shares of Common Stock outstanding as of November 9, 2015, based on information disclosed by the Issuer in its quarterly report on Form 10-Q filed on November 9, 2015.

Following the Transfer, Newport Global directly owns 1,627,991 Shares of Common Stock.

As the Chief Executive Officer of Newport Global Advisors LLC, which in turn is the general partner of Newport Global Advisors LP, the investment advisor to Newport Global, Mr. Janszen may be deemed to own beneficially the Shares. Each Reporting Person disclaims beneficial ownership of the Shares other than those shares which such person owns of record.

(c) Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

There currently are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 11, 2016

NEWPORT GLOBAL OPPORTUNITIES FUND I-A LP

By:	Newport Global Advisors LP,
its Investment Advisor

By:	Newport Global Advisors LLC,
its General Partner

	By:	/s/ Timothy T. Janszen
	Name:	Timothy T. Janszen
	Title:	Chief Executive Officer

By:	/s/ Timothy T. Janszen
Name:	Timothy T. Janszen
Title:	Chief Executive Officer